04012225

unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

SEC MAIL PROCESSING RECEIVED JAN - 2 2004 WASH. D.C. 156 SECTION

SUPPL

Date December 30, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. Weidmann

Nicolas Weidmann
Corporate Communications

Enclosure

- **December 30, 2003**
  Merger of ESEC with Unaxis: appeal against lifting of Company Register injunction

dlw 1/20

Rule 12g3-2(b) File No. 82-5190

unaxis

making IT possible

Media Release

Merger of ESEC with Unaxis: appeal against lifting of Company Register injunction

Pfäffikon/SZ, December 30, 2003 – On December 22, 2003, Classic Fund Management AG lodged an appeal with the Justice Commission of the Zug superior court against the judicial decree of December 9, lifting the injunction on entering the merger in the Company Register.

The appeal against lifting the Company Register injunction will have a postponing effect. This means that the merger of ESEC and Unaxis cannot be executed until the appeal hearing has reached a legally binding conclusion. This final decision is expected within the first 6 months of 2004.

Unaxis and ESEC regret this additional delay to the transaction, which was approved at the ESEC General Assembly on October 7, 2003 by 83% of the shares represented at the meeting. Both companies are convinced that the sought-after merger represents the best solution for employees and shareholders alike.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech enterprise

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services to select growth markets of the information technology industry, as well as for use in demanding industrial applications. The commercial activities of Unaxis are conducted via its three business segments: Information Technology (semiconductors, flat-panel displays, data storage devices and optical components), Surface Technology (coating of tools and components) and Components and Special Systems (vacuum technology and aerospace technology). Unaxis employs approximately 6 500 individuals and, in the 2002 financial year, recorded total sales of CHF 1 426 million on a comparable basis. The company, which is headquartered in Pfäffikon/SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in a total of 25 countries.